St. Jude Resources Ltd.
#200, 5405 - 48TH AVENUE, DELTA, B.C. V4K 1W6 CANADA
PHONE: (604) 940-6565 FAX: (604) 940-6566

St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

02015618

02 MAR -5 AM 8:50

SUPPL

February 12, 2002

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

To update the records of the above, enclosed please find a copy of our News Release #117 and #118 which was disseminated on today's date.

Should you have any questions or require anything further in this regard, please feel free to contact our office at any time.

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

for MICHAEL A. TERRELL,
President

/mjh
enclosure

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

dw 3/5

St. Jude Resources Ltd.

St. Jude

#200, 5405 - 48TH AVENUE, DELTA, B.C. V4K 1W6 CANADA
PHONE: (604) 940-6565 FAX: (604) 940-6566

NEWS RELEASE

February 12, 2002

" St. Jude Increases Interest in MGB Plastics Inc. "

St. Jude Resources Ltd. announces that it has entered into an agreement with Abbey Holdings Inc. in order to acquire a 50.1% interest in MGB Plastics Inc. ("MGB") for a purchase price of US $500,000.00. Previously, St. Jude had a contractual right to acquire up a 50.1% interest by investing US $4 million. To date, St. Jude has invested US $2,091,046.32. This new agreement will allow St. Jude to acquire its interest with a savings of US $1.5 million.

It is St. Jude's intention to take steps to spin-off its interest in MGB into a stand alone corporate entity which, in the future, can sell finance with minimal involvement by St. Jude.

St. Jude will focus its attention on developing its existing gold assets in Ghana, West Africa, and to investigate other resource opportunities which can enhance shareholder value.

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President

St. Jude Resources Ltd.
St. Jude

#200, 5405 - 48TH AVENUE, DELTA, B.C. V4K 1W6 CANADA
PHONE: (604) 940-6565 FAX: (604) 940-6566

NEWS RELEASE

February 12th, 2002

The company announces that it has agreed to a private placement of 3,100,000 units at $0.21 cents per unit. Each unit consists of 1 share, and a two-year non-transferrable share purchase warrant, exercisable for 1 additional share, in the first and second years at $0.28 cents. The proceeds from this private placement will be used to continue exploration on the company's gold projects in Ghana, West Africa, and for potential resource project acquisitions. No finders fee will be paid.

Furthermore, the company announces that it has cancelled its existing directors and employee incentive stock options, and subject to all regulatory approvals, new directors and employee stock options have been issued, the particulars of which are as follows:

Type of Option	Date of Grant	Number of Shares	Exercise Price	Expiry Date
Directors	February 12, 2002	880,000	$0.21	February 12, 2007
Employees	February 12, 2002	580,000	$0.21	February 12, 2007

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President